      As filed with the Securities and Exchange Commission on May 18, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                                MGM GRAND, INC.
             (Exact name of registrant as specified in its charter)
                               ----------------

                  Delaware                                       88-0215232
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                      Identification No.)

                         3799 Las Vegas Boulevard South
                            Las Vegas, Nevada 89109
                                 (702) 891-3333
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                               ----------------
                                 Scott Langsner
                         3799 Las Vegas Boulevard South
                            Las Vegas, Nevada 89109
                                 (702) 891-3333
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             Janet S. McCloud, Esq.
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                      2121 Avenue of the Stars, 18th Floor
                         Los Angeles, California 90067
                                 (310) 553-3000
                               ----------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.
                               ----------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest investment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                                Proposed
                                                 Proposed       Maximum
                                     Amount      Maximum       Aggregate     Amount of
     Title of Each Class of          to be    Offering Price Offering Price Registration
   Securities to be Registered     Registered  Per Unit (1)       (1)         Fee (2)
----------------------------------------------------------------------------------------
Common Stock, $.01 par value       46,500,000    $32.5313    $1,512,705,450 $399,354.23
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1)  Estimated solely for purposes of calculating the registration fee.
(2)  Calculated pursuant to Rule 457(c) under the Securities Act of 1933.
                               ----------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling stockholders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This prospectus is not an offer to sell nor does it seek an offer to buy +
+these securities in any jurisdiction where the offer or sale is not           +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 18, 2000

PROSPECTUS

                                  Common Stock

                                MGM GRAND, INC.

                               46,500,000 Shares

  MGM Grand, Inc. is a leading operator of first class hotel/casino resorts with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casino resorts on the Las Vegas Strip. In addition, we own and operate three hotel/casino resorts in Primm, Nevada, the MGM Grand Detroit interim casino in Detroit, Michigan and the MGM Grand Hotel and Casino in Darwin, Australia. We also operate three casinos in South Africa.

  On March 6, 2000, we entered into a definitive merger agreement with Mirage Resorts, Incorporated under which we will acquire Mirage, and Mirage's shareholders will receive $21 per share in cash. The merger will have a total equity value of approximately $4.4 billion. In addition, we will assume or refinance Mirage's outstanding debt of approximately $2.0 billion.

  In connection with the Mirage merger, we sold the 46.5 million shares of our common stock covered by this prospectus in a private placement. The private placement agreement requires that we register the possible resale of these shares under applicable securities laws. Therefore, we have prepared and filed this prospectus. However, we do not know when or whether any or all of the these shares may be sold. The principal purchasers in the private placement are set forth in Appendix I to this prospectus. We will not receive any proceeds from the sale of shares included in this prospectus.

  Our common stock is listed on the New York Stock Exchange under the symbol"MGG." On May 17, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $33 9/16 per share.

  An investment in these securities involves risks. See "Risk Factors" beginning on page 3.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities regulators or gaming regulatory authorities have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

  None of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the New Jersey Casino Control Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful

                                  -----------

  The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

                    The date of this prospectus is     , 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Risk Factors..............................................................   3
The Company...............................................................   6
Unaudited Pro Forma Financial Statements..................................   7
Use of Proceeds...........................................................  12
Selling Stockholders......................................................  12
Regulation and Licensing..................................................  12
Description of Common Stock...............................................  24
Plan of Distribution......................................................  25
Legal Matters.............................................................  26
Experts................................. .................................  26
Forward-Looking Statements................................................  26
Where You Can Find More Information.......................................  27
Incorporation of Certain Information by Reference.........................  28


   You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date in the front of those documents regardless of the time of delivery of this prospectus or any applicable prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any applicable prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are offering their shares of our common stock and seeking offers to buy such shares only in jurisdictions where offers and sales of such shares are permitted.

                                  RISK FACTORS

   Before you invest in our common stock, you should be aware that such investment carries various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included and incorporated by reference in this prospectus, before you decide to invest in our common stock.

The gaming industry is highly competitive.

   To the extent that hotel/casino room capacity is expanded by others in a city where our hotel/casinos are located, competition will increase. The completion of a number of room expansion projects and the opening of new hotel/casinos led to an approximate 10% increase in hotel room capacity in Las Vegas in 1999 compared to 1998, thereby increasing competition in all segments of the Las Vegas market. Three new mega-resorts opened in Las Vegas in 1999, and one is scheduled to open in 2000. New additions to the Las Vegas market could adversely impact our future results. The business of our Nevada hotel/casinos might also be adversely affected if gaming operations of the type conducted in Nevada were to be permitted under the laws of other states, particularly California. Similarly, legalization of gaming operations in any jurisdiction located near Detroit, Michigan or Atlantic City, New Jersey, or the establishment of new large-scale gaming operations on nearby Native American tribal lands, could adversely affect our Detroit casino or our planned Atlantic City operations. Any expansion of gaming activities in the Gulf Coast region could also have an adverse effect on Mirage's Beau Rivage hotel/casino in Biloxi, Mississippi.

Gaming referenda have been voted on or are being proposed in Mississippi and California and adoption of these referenda could have a material adverse effect on our business.

   Voters in California approved an amendment to the California constitution on March 7, 2000 that would give Native American tribes in California the right to offer a limited number of slot machines and a range of house-banked card games. A number of Native American tribes have begun signing gaming compacts with the State of California. If the compacts are subsequently approved by the federal government, casino-style gaming will be legal in California on those tribal lands. At this time, we cannot determine the impact this will have on our Nevada casinos.

   In Mississippi, in three separate instances, referenda were proposed which, if approved, would have amended the Mississippi constitution to ban gaming in Mississippi and would have required all currently legal gaming entities to cease operations within two years of the ban. All three of the proposed referenda have been ruled illegal by Mississippi state trial court judges. The proponents of the most recent referendum filed a notice of appeal of the trial court ruling with the Mississippi Supreme Court, where the matter is pending. Any such referendum must be approved by the Mississippi Secretary of State and signatures of approximately 98,000 registered voters must be gathered and certified in order for such a proposal to be included on a statewide ballot for consideration by the voters. The next election for which the proponents could attempt to place such a proposal on the ballot would be in November 2002. While it is too early in the process for us to make any predictions with respect to whether such a referendum will appear on a ballot or the likelihood of such a referendum being approved by the voters, if such a referendum were passed and gaming were prohibited in Mississippi, it would have a material adverse effect on Mississippi gaming operations.

The gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations.

   The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. For a summary of gaming regulations that affect our business, see "Item 1. Business" contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 which is incorporated herein by reference. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

We may require you to dispose of your shares or redeem your shares if any gaming authority finds you unsuitable to hold them.

   We may require you to dispose of your shares or redeem your shares if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with any gaming laws to which we or any of our subsidiaries are or may become, subject, as more fully described in our 1999 Form 10-K.

Tracinda Corporation owns a majority of our common stock and may influence our Board of Directors and affairs.

   Tracinda Corporation and its sole stockholder beneficially own approximately 60% of our outstanding common stock. Tracinda has the ability to elect our entire Board of Directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions.

We may experience difficulties integrating Mirage into our operations.

   After consummation of the Mirage merger, we intend to integrate the operations of Mirage with ours. We cannot assure you that we will be able to integrate these operations without encountering difficulties. These difficulties could include integrating different business strategies with respect to marketing, integrating personnel with disparate business backgrounds and corporate cultures, integrating different reservations systems and other technology and managing relationships with other business partners. We have accrued $175.0 million for costs associated with the Mirage merger and related integration activities. We cannot assure you that this accrual will be adequate to cover all of the cost associated with the integration of Mirage into our operations. Furthermore, the integration of operations may temporarily distract management from our day-to-day business after the Mirage merger. We also may lose key Mirage or MGM Grand personnel because of the Mirage merger and the consolidation of our corporate headquarters. For these reasons, we cannot assure you that we will be able to integrate successfully the Mirage operations.

We may not achieve the expected synergies from the Mirage merger.

   Our management believes that the Mirage merger will allow us to achieve cost savings related to duplicative departments, redundant infrastructure and operating efficiencies upon full integration of Mirage as well as revenue enhancement opportunities. However, the anticipated benefits are based on projections and assumptions, not actual results. As a result, we cannot assure you that we will realize the anticipated benefits. Our ability to realize these benefits could be adversely impacted by difficulties in integrating Mirage and MGM Grand, the inability to achieve certain economies of scale and other risks associated with achieving expected revenue enhancements and cost savings.

The National Gambling Impact Study Commission's recommendations may adversely affect the gaming industry and our operations.

   A National Gambling Impact Study Commission was established by the U.S. Congress to conduct a comprehensive study of the social and economic impact of gaming in the U.S. On April 28, 1999, the National Commission voted to recommend that the expansion of gaming be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions. Below are highlights of some of those recommendations:

  .  Legal gaming should be restricted to those at least 21 years of age;

  .  Betting on college and amateur sports should be banned;

  . The introduction of casino-style gaming at pari-mutuel racing facilities for the primary purpose of saving the pari-mutuel facility financially should be prohibited;

  .  Internet gaming should be banned within the U.S.;

  . The types of gaming activities allowed by Native American tribes within a given state should not be inconsistent with the gaming activities allowed to other persons in that state; and

  . State, local and tribal governments should recognize that casino gaming provides economic development, particularly for economically depressed areas. The National Commission differentiated casino gaming from stand-alone slot machines (e.g., in convenience stores), internet gaming and lotteries which the National Commission stated do not provide the same economic development.

   Any additional regulation of the gaming industry which may result from the National Commission's report may have an adverse effect on the gaming industry, including us.

                                  THE COMPANY

   We are a leading operator of first class hotel/casino resorts with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casino resorts on the Las Vegas Strip. We believe the MGM Grand Las Vegas is one of the largest hotel/casino resorts in the world with 5,034 rooms, approximately 171,500 square feet of gaming space and one of the largest entertainment venues in Las Vegas. We completed in 1999 an approximate $570 million master plan that expanded and transformed the MGM Grand Las Vegas into "The City of Entertainment." Our New York-New York hotel/casino resort has 2,024 hotel rooms and approximately 84,000 square feet of gaming space. In Primm, Nevada, we own and operate the three hotel/casino resorts that travelers first encounter on the principal route from Southern California to Las Vegas. On July 29, 1999, we opened the MGM Grand Detroit interim casino in Detroit, Michigan. We also own and operate the MGM Grand Hotel and Casino in Darwin, Australia and operate three casinos in South Africa.

Recent Developments

   Mirage Merger. On March 6, 2000, we entered into a definitive merger agreement with Mirage under which we will acquire Mirage, and the Mirage shareholders will receive $21 per share in cash. The merger will have a total equity value of approximately $4.4 billion. In addition, Mirage has outstanding debt of approximately $2.0 billion. The merger is subject to the approval of Mirage shareholders and to the satisfaction of customary closing conditions contained in the merger agreement, including the receipt of all necessary regulatory and governmental approvals. The merger will be accounted for as a purchase and is anticipated to close in mid-2000. As a result of the merger, Mirage will become our wholly owned subsidiary.

   Mirage owns and operates hotel/casino resorts on the Las Vegas Strip that include: Bellagio, a European-style luxury resort; The Mirage, a tropically-themed destination resort; Treasure Island at the Mirage, a pirate-themed hotel/casino resort; and the Holiday Inn(R) Casino Boardwalk. Mirage also owns a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino, a palatial style hotel/casino on the Las Vegas Strip. Mirage also owns and operates The Golden Nugget, a hotel/casino in downtown Las Vegas, The Golden Nugget-Laughlin, located near the center of the tourist strip in Laughlin, Nevada, and Beau Rivage, a beachfront resort located in Biloxi, Mississippi. Mirage is also developing a hotel/casino resort in the Marina district of Atlantic City, New Jersey on a joint venture basis with Boyd Gaming Corporation. Mirage has historically built and operated theme-based, "one-of-a-kind" hotel/casino resorts that provide customers a variety of world-class gaming and entertainment attractions.

   New Senior Credit Facilities. On April 11, 2000, we announced the execution of agreements with a group of banks to provide $4.3 billion in new senior credit facilities. In addition, on May 9, 2000, we received a bank commitment for a $300 million 364-day revolving credit facility, bringing total commitments under our new senior credit facilities to $4.6 billion. The new senior credit facilities consist of a $2.0 billion five-year revolving credit facility, a $1.0 billion 364-day revolving credit facility, a $300 million 364-day revolving credit facility and a $1.3 billion one-year term loan. We expect to draw on these new senior credit facilities in connection with the pending Mirage merger.

   Private Placement. On April 18, 2000, we completed a private placement of
46.5 million shares of our common stock for a total purchase price of $1.23 billion. Tracinda Corporation, our largest stockholder, purchased 23 million shares in the private placement. As a result of the private placement, the percentage ownership of our outstanding shares owned by Tracinda and its sole stockholder decreased from approximately 64% to 60%. We have registered the offer and sale by the purchasers in the private placement of the 46.5 million shares they acquired. Tracinda has indicated to us that while it has no present intention to sell the 23 million shares it acquired in the private placement, it may, from time to time, sell such shares based upon market conditions. See "Selling Stockholders" and "Plan of Distribution."

   Cash Flow Uses. As a result of the pending merger with Mirage, we announced on April 19, 2000, that our previously declared quarterly dividend policy was discontinued. Also, we have suspended our previously announced share repurchase program. We intend to focus on utilizing all available free cash flow to repay indebtedness as well as finance our ongoing operations.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

   The unaudited pro forma financial statements give effect to the Mirage merger and the financing transactions associated therewith. The Mirage merger will be accounted for as a "purchase," which means that the purchase price will be preliminarily allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined. We are providing the following financial information to assist you in your analysis of the financial aspects of the Mirage merger. We derived this information from audited financial statements for the fiscal year ended December 31, 1999 and unaudited financial statements for the three months ended March 31, 2000 for both MGM Grand and Mirage. You should read this pro forma financial information in conjunction with our historical financial statements and related notes contained in the annual reports and other information incorporated herein by reference. Certain of Mirage's financial information has been reclassified to conform with our accounting policies.

   While this pro forma financial information has been prepared based upon currently available information using assumptions which we believe are appropriate, you should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented. You should read the notes to the unaudited pro forma financial statements beginning on page 10 for further discussion of the assumptions we made to prepare this information.

                                MGM GRAND, INC.
                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 2000

                                                                 MGM Grand
                            MGM Grand    Mirage    Pro Forma         as
                            Historical Historical Adjustments     Adjusted
                             (Note 1)   (Note 1)   (Note 2)      for Merger
                            ---------- ---------- -----------    ----------
                              (In thousands, except per share amounts)
Revenues:
 Casino...................   $304,635   $346,472   $    --       $  651,107
 Rooms....................     67,333    142,543        --          209,876
 Food and beverage........     51,126    129,433        --          180,559
 Entertainment, retail and
  other...................     53,031    111,927        --          164,958
 Income from
  unconsolidated
  affiliate...............        --       8,374        --            8,374
                             --------   --------   --------      ----------
                              476,125    738,749        --        1,214,874
 Less: Promotional
  allowances..............     33,253     74,461        --          107,714
                             --------   --------   --------      ----------
                              442,872    664,288        --        1,107,160
                             --------   --------   --------      ----------
Expenses:
 Casino...................    143,358    198,861        --          342,219
 Rooms....................     19,496     39,371        --           58,867
 Food and beverage........     27,546     73,480        --          101,026
 Entertainment, retail and
  other...................     28,467     82,642        --          111,109
 Provision for doubtful
  accounts and discounts..     14,926      7,377        --           22,303
 General and
  administrative..........     64,463     74,372        --  (a)     138,835
 Preopening, restructuring
  and other...............      6,488      2,450        --            8,938
 Depreciation and
  amortization............     39,871     55,780      3,348 (b)      98,999
                             --------   --------   --------      ----------
                              344,615    534,333      3,348         882,296
                             --------   --------   --------      ----------
Operating Profit Before
 Corporate Expense .......     98,257    129,955     (3,348)        224,864
 Corporate expense........      5,817      9,034        --  (a)      14,851
                             --------   --------   --------      ----------
Operating income..........     92,440    120,921     (3,348)        210,013
                             --------   --------   --------      ----------
Nonoperating Income
 (Expense):
 Interest income..........        763      1,515        --            2,278
 Interest expense, net of
  amounts capitalized.....    (22,089)   (29,553)   (49,892)(c)    (101,534)
 Interest expense from
  unconsolidated
  affiliate...............        --        (813)       --             (813)
 Other, net...............       (162)    (5,105)       --           (5,267)
                             --------   --------   --------      ----------
                              (21,488)   (33,956)   (49,892)       (105,336)
                             --------   --------   --------      ----------
Income Before Income Taxes
 .........................     70,952     86,965    (53,240)        104,677
 Provision for income
  taxes...................    (26,647)   (31,183)    17,462 (d)     (40,368)
                             --------   --------   --------      ----------
Net Income................   $ 44,305   $ 55,782   $(35,778)     $   64,309
                             ========   ========   ========      ==========
Per Share of Common Stock:
 Net Income per Basic
  Share...................   $   0.39                            $     0.40 (a)
 Net Income per Diluted
  Share...................       0.38                                  0.40 (a)
Basic Shares Outstanding..    112,819                46,500 (e)     159,319
                             ========              ========      ==========
Diluted Shares
 Outstanding..............    115,438                46,500 (e)     161,938
                             ========              ========      ==========

                                MGM GRAND, INC.
                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999

                                                                  MGM Grand
                          MGM Grand     Mirage     Pro Forma          as
                          Historical  Historical  Adjustments      Adjusted
                           (Note 1)    (Note 1)    (Note 2)       for Merger
                          ----------  ----------  -----------     ----------
                            (In thousands, except per share amounts)
Revenues:
 Casino.................  $  873,781  $1,243,625  $      --       $2,117,406
 Rooms..................     251,207     522,566         --          773,773
 Food and beverage......     161,301     456,811         --          618,112
 Entertainment, retail
  and other.............     211,837     426,850         --          638,687
 Income from
  unconsolidated
  affiliate.............       6,084      32,109         --           38,193
                          ----------  ----------  ----------      ----------
                           1,504,210   2,681,961         --        4,186,171
 Less: Promotional
  allowances............     112,560     247,179         --          359,739
                          ----------  ----------  ----------      ----------
                           1,391,650   2,434,782         --        3,826,432
                          ----------  ----------  ----------      ----------
Expenses:
 Casino.................     417,491     690,179         --        1,107,670
 Rooms..................      75,064     164,610         --          239,674
 Food and beverage......     100,871     314,689         --          415,560
 Entertainment, retail
  and other.............     119,324     300,052         --          419,376
 Provision for doubtful
  accounts and
  discounts.............      47,157      31,911         --           79,068
 General and
  administrative........     209,938     328,390         --  (a)     538,328
 Preopening and other...      71,495      42,130         --          113,625
 Depreciation and
  amortization..........     125,985     205,163      13,393 (b)     344,541
                          ----------  ----------  ----------      ----------
                           1,167,325   2,077,124      13,393       3,257,842
                          ----------  ----------  ----------      ----------
Operating Profit Before
 Corporate Expense......     224,325     357,658     (13,393)        568,590
 Corporate expense......      14,457      49,686         --  (a)      64,143
                          ----------  ----------  ----------      ----------
Operating income........     209,868     307,972     (13,393)        504,447
                          ----------  ----------  ----------      ----------
Nonoperating Income
 (Expense):
 Interest income........       2,142       6,620         --            8,762
 Interest expense, net
  of amounts
  capitalized...........     (59,853)   (117,525)   (199,567)(c)    (376,945)
 Interest expense from
  unconsolidated
  affiliate.............      (1,058)     (2,945)        --           (4,003)
 Other, net.............        (946)     23,968         --           23,022
                          ----------  ----------  ----------      ----------
                             (59,715)    (89,882)   (199,567)       (349,164)
                          ----------  ----------  ----------      ----------
Income Before Income
 Taxes, Extraordinary
 Item and Cumulative
 Effect of Change in
 Accounting Principle...     150,153     218,090    (212,960)        155,283
 Provision for income
  taxes.................     (55,029)    (77,122)     69,848 (d)     (62,303)
                          ----------  ----------  ----------      ----------
Income Before
 Extraordinary Item and
 Cumulative Effect of
 Change in Accounting
 Principle..............  $   95,124  $  140,968  $(143,112)      $   92,980
                          ==========  ==========  ==========      ==========
Per Share of Common
 Stock:
 Income per Basic Share
  Before Extraordinary
  Item and Cumulative
  Effect of Change in
  Accounting Principle..  $     0.82                              $     0.57 (a)
                          ==========                              ==========
 Income per Diluted
  Share Before
  Extrtaordinary Item
  and Cumulative Effect
  of Change in
  Accounting Principle..  $     0.80                              $     0.56 (a)
                          ==========                              ==========
 Basic Shares
  Outstanding...........     116,580                  46,500 (e)     163,080
                          ==========              ==========      ==========
 Diluted Shares
  Outstanding...........     120,086                  46,500 (e)     166,586
                          ==========              ==========      ==========

                                MGM GRAND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 2000

                           MGM Grand     Mirage     Pro Forma        MGM Grand
                           Historical  Historical  Adjustments      as Adjusted
                            (Note 1)    (Note 1)    (Note 3)        for Merger
                           ----------  ----------  -----------      -----------
                                      (dollars in thousands)
          ASSETS
CURRENT ASSETS:
 Cash and cash
  equivalents............. $   98,080  $  141,018  $      --        $   239,098
 Accounts receivable,
  net.....................     75,308     144,432         --            219,740
 Prepaid expenses and
  other...................     29,634      30,782         --             60,416
 Inventories..............     12,143      86,786         --             98,929
 Deferred tax asset.......      5,645      29,208         --             34,853
                           ----------  ----------  ----------       -----------
   Total current assets...    220,810     432,226         --            653,036
                           ----------  ----------  ----------       -----------

PROPERTY AND EQUIPMENT,
 NET......................  2,411,940   4,056,090   2,628,543  (f)    9,096,573

OTHER ASSETS:
 Investments in
  unconsolidated
  affiliates..............     12,632      96,856     228,750  (g)      338,238
 Excess of purchase price
  over fair market value
  of net assets acquired,
  net.....................     36,294       6,903     455,728  (h)      498,925
 Deposits and other
  assets, net.............     51,388     127,607      54,022  (i)      233,017
                           ----------  ----------  ----------       -----------
   Total other assets.....    100,314     231,366     738,500         1,070,180
                           ----------  ----------  ----------       -----------
                           $2,733,064  $4,719,682  $3,367,043       $10,819,789
                           ==========  ==========  ==========       ===========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable......... $   30,334  $   33,716  $      --        $    64,050
 Construction payable.....      5,424      10,323         --             15,747
 Income taxes payable.....     14,000      10,519         --             24,519
 Current obligation,
  capital leases..........      5,132         --          --              5,132
 Current obligation, long
  term debt...............      7,284         204         --              7,488
 Accrued interest on long
  term debt...............      8,758      21,092         --             29,850
 Other accrued
  liabilities.............    169,347     230,652     175,000  (j)      574,999
                           ----------  ----------  ----------       -----------
   Total current
    liabilities...........    240,279     306,506     175,000           721,785
                           ----------  ----------  ----------       -----------
DEFERRED REVENUES.........      4,776         --          --              4,776
DEFERRED INCOME TAXES.....    105,716     247,696     910,257  (k)    1,263,669
LONG TERM OBLIGATION,
 CAPITAL LEASES...........     11,558         --          --             11,558
LONG TERM DEBT............  1,334,000   2,068,440   3,169,161  (l)    6,571,601
OTHER LIABILITIES.........        --       13,415         --             13,415
COMMITMENTS AND
 CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock.............      1,389         940        (475) (m)        1,854
 Capital in excess of par
  value...................  1,268,912   1,084,435     111,350  (m)    2,464,697
 Treasury stock, at
  cost....................   (558,403)   (313,420)    313,420  (m)     (558,403)
 Retained earnings........    311,529   1,311,670  (1,311,670) (m)      311,529
 Other comprehensive
  income..................     13,308         --          --             13,308
                           ----------  ----------  ----------       -----------
   Total stockholders'
    equity................  1,036,735   2,083,625    (887,375)        2,232,985
                           ----------  ----------  ----------       -----------
                           $2,733,064  $4,719,682  $3,367,043       $10,819,789
                           ==========  ==========  ==========       ===========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1--Historical financial information for MGM Grand and Mirage for the year ended December 31, 1999 and as of and for the three months ended March 31, 2000 have been derived from the MGM Grand and Mirage historical financial statements. Included in the historical financial information for MGM Grand is the operating results of Primadonna and New York-New York since their acquisition on March 1, 1999.

Note 2--The following table sets forth the determination and preliminary allocation of the purchase price based on the $21.00 per share to be paid by MGM Grand to Mirage shareholders.

                                                                   Amount
                                                                -------------
                                                                  (dollars
                                                                in thousands)
   Merger consideration (189.9 million shares of Mirage common stock plus 36.5 million Mirage stock options)..............  $4,394,811
   Estimated fair value of Mirage debt assumed by MGM Grand....   1,975,244
   Estimated transaction costs and expenses....................      13,000
   Other adjustments, net......................................     175,000
                                                                 ----------
                                                                 $6,558,055
                                                                 ==========

   The preliminary allocation of the pro forma purchase price is as follows:
   Land........................................................  $3,513,400
   Buildings, furniture, fixtures and equipment................   3,171,233
   Goodwill....................................................     455,728
   Other, net..................................................    (582,306)
                                                                 ----------
                                                                 $6,558,055
                                                                 ==========

   The final purchase price and its allocation will be based on appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed within one year of the closing of the Mirage merger.

   The following are brief descriptions of the pro forma adjustments to the statements of income to reflect MGM Grand's acquisition of Mirage.

   (a) Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the Mirage merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.38 per diluted share) related to duplicative departments and redundant infrastructure upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual results. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

   (b) Represents the amortization of goodwill and other intangible assets to which the purchase price is allocated. The amortization of goodwill is on a straight-line basis over 40 years and the amortization of other intangibles (which include customer lists and trademarks) is on a straight-line basis over five years.

   (c) Represents the additional interest expense based upon anticipated borrowings under our new senior credit facilities and proceeds from the offering of senior subordinated notes totaling approximately $5.0 billion minus the interest on the MGM Grand and Mirage existing senior credit facilities which will be extinguished (see Note l). Also includes approximately $93.4 million of Mirage debt discount amortized over six years, offset by additional capitalized interest on Mirage projects in development.

   (d) Represents the tax effect of the pro forma adjustments at the 35% statutory tax rate.

   (e) Represents the number of MGM Grand shares issued based upon the April 18, 2000 private equity placement of $1.23 billion at $26.50 per share.

Note 3--The following are brief descriptions of the pro forma adjustments to the balance sheet to reflect the acquisition by MGM Grand of Mirage.

   (f) Represents the net increase to Mirage's carrying value of land, buildings, furniture, fixtures and equipment to adjust those assets to their estimated fair market value.

   (g) Represents the net increase in the fair value of Mirage's investment in unconsolidated affiliate based upon the fair value of the assets and liabilities of the unconsolidated affiliate.

   (h) Represents the estimated goodwill created by the Mirage merger after allocating the purchase price to the fair value of Mirage's assets and liabilities.

   (i) Represents debt offering costs and the net increase in the fair value of other intangible assets such as customer lists and trademarks.

   (j) Represents an accrual for the estimated costs of the Mirage merger.

   (k) Records the deferred tax effect of the pro forma balance sheet adjustments, primarily related to land, buildings and equipment.

   (l) Represents the anticipated proceeds from borrowings under our new senior credit facilities and proceeds from the offering of senior subordinated notes of approximately $5.0 billion of which $3.2 billion is for the purchase of the Mirage shares, $1.8 billion is for the repayment of the MGM Grand and Mirage existing senior credit facilities, and $100 million is for transaction costs. This amount is offset by the debt discount of $93.4 million on the Mirage bonds.

   (m) Represents the issuance of 46.5 million shares of MGM Grand common stock for $26.50 per share as well as the elimination of Mirage's equity balances.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

   This prospectus may be used in connection with the sale of shares of common stock acquired in a private placement on April 18, 2000 by the persons listed in Appendix I hereto. Pursuant to the stock purchase agreement, we are required to file the registration statement of which this prospectus is a part.

                            REGULATION AND LICENSING

Nevada Gaming Regulation

   The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the related regulations and various local regulations. The gaming operations of MGM Grand and Mirage in Nevada are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and the City of Las Vegas.

   The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy that are concerned with, among other things:

  . the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

  . the establishment and maintenance of responsible accounting practices and procedures;

  . the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

  . providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities;

  .  the prevention of cheating and fraudulent practices; and

  . providing a source of state and local revenues through taxation and licensing fees.

Any change in such laws, regulations and procedures could have an adverse effect on our gaming operations.

   MGM Grand Las Vegas, New York-New York and Primm Valley Resort, Buffalo Bill's and Whiskey Pete's, which we refer to collectively as the Primm properties, operate casinos and are required to be licensed by the Nevada gaming authorities. The Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk and Monte Carlo also operate casinos and are required to be licensed by the Nevada gaming authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. MGM Grand Las Vegas is also licensed as a manufacturer and distributor of gaming devices, as the operator of a sportspool at New York-New York, and MGM Grand and an indirect wholly owned subsidiary are licensed as the two managers of New York-New York. Golden Nugget Manufacturing Corp. is also licensed as a manufacturer and distributor of gaming devices and the Boardwalk is also licensed as a distributor of gaming devices. MRGS Corp. is licensed as a 50% general partner of the joint venture with Mandalay Resort Group, which owns and operates the Monte Carlo. MGM Grand and Mirage are also required to be registered by the Nevada Commission as publicly traded corporations and as such, are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder or member of, or receive any percentage of profits from, MGM Grand Las Vegas, New York-New York, the Primm properties, the Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk, Monte Carlo, Golden Nugget Manufacturing or MRGS without first obtaining licenses and approvals from the Nevada gaming authorities. MGM Grand, Mirage, MGM Grand Las Vegas, New York-New York, the Primm properties, the Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk, Monte Carlo, Golden Nugget Manufacturing and MRGS have obtained from the Nevada gaming authorities the various registrations, approval permits and licenses required in order to engage in gaming activities in Nevada.

   On or about March 16, 2000, MGM Grand filed applications with the Nevada Board and the Nevada Commission to obtain the necessary regulatory approvals to consummate the Mirage merger. Since MGM Grand is currently registered as a publicly traded corporation and has been found suitable to own its subsidiaries that have licensed gaming facilities in Nevada, we do not expect significant delays in obtaining the necessary approvals for the Mirage merger. However, while we are not aware of any reason we will not receive the requested regulatory approvals from the Nevada gaming authorities necessary to complete the Mirage merger, there can be no assurance that we will receive such regulatory approvals on a timely basis or at all. Furthermore, any such approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Board or the Nevada Commission as to the merits of the Mirage merger. Any representation to the contrary is unlawful.

   In seeking approval to acquire control of Mirage, we must satisfy the Nevada Commission as to a variety of stringent standards. The Nevada Board and the Nevada Commission will consider all relevant material facts in determining whether to grant such approval and may consider not only the effects of the Mirage merger but also any other facts that are deemed relevant. Such facts may include, among others:

  . the business history of MGM Grand, including its record of financial stability, integrity and success of its operations, as well as its current business activities;

  .  the adequacy of the proposed financing; and

  . whether the Mirage merger will create a significant risk that MGM Grand, Mirage or their subsidiaries will not satisfy their financial obligations as they become due or satisfy all financial and regulatory requirements imposed by the Nevada gaming laws.

   Under the Nevada gaming laws, in every instance where the holder of a gaming license makes application for an additional license, the Nevada Board and the Nevada Commission will also consider whether such multiple licensing is in the best interests of the State of Nevada, having due regard for the state's public policy concerning gaming. In making this determination, they may consider among other factors or criteria, whether the acquisition would pose problems or create a monopoly and what the result of the multiple licensing would be in respect of the percentage of interest of the applicant to similarly situated competitors on a statewide, countywide and geographic location basis in each of the following categories:

  .  total number of slot machines;

  .  total number of games;

  .  total number of tables;

  .  gross revenue;

  .  percentage tax;

  .  casino entertainment tax;

  .  number of rooms available for the public;

  .  number of employees hired; and

  .  total payroll.

   These multiple licensing criteria under the Nevada gaming laws are not technically applicable to the Mirage merger and the acquisition of control of Mirage by MGM Grand since neither is itself the holder of a gaming license in the State of Nevada and no application has been made for an additional gaming license in connection with the Mirage merger. Nevertheless, in connection with its applications seeking the necessary approvals for the Mirage merger, MGM Grand has been requested by the chairman of the Nevada Board to examine and provide information concerning whether its acquisition of control of Mirage is in the best interests of the State of Nevada under some of these multiple licensing criteria or factors. We have complied with this request.

   The Nevada gaming authorities may require any beneficial holder of MGM Grand's voting securities, regardless of the number of shares owned, to file an application, and they may investigate any such holder to determine whether such holder is suitable or should be licensed as a business associate of a gaming licensee. The applicant for licensing or a finding of suitability, or the gaming licensee by whom the applicant is employed or for whom the applicant serves, must pay all the costs of investigation incurred by the Nevada gaming authorities.

   The Nevada Act requires any person who acquires more than 5% of any class of MGM Grand's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the voting securities of MGM Grand apply to the Nevada Commission for a finding of suitability within 30 days after the chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor" as defined in the Nevada Act, which acquires more than 10% but not more than 15% of MGM Grand's voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of MGM Grand, any change in MGM Grand's corporate charter, bylaws, management, policies or operations of MGM Grand or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding MGM Grand's voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

  .  voting on all matters voted on by stockholders;

  . making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

  . such other activities as the Nevada Commission may determine to be consistent with such investment intent.

If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

   Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. MGM Grand is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with MGM Grand, MGM Grand Las Vegas, New York-New York, the Primm Properties, and after completion of the Mirage merger, additionally with Mirage, The Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk, Monte Carlo, Golden Nugget Manufacturing or MRGS Corp., and subsequently MGM Grand, MGM Grand Las Vegas, New York-New York, the Primm Properties, and after completion of the Mirage merger, Mirage, The Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk, Monte Carlo, Golden Nugget Manufacturing or MRGS Corp.:

  . pays that person any dividend or interest upon voting securities of the company;

  . allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

  . pays remuneration in any form to that person for services rendered or otherwise; or

  . fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value.

Additionally, the Clark County board has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

   If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. MGM Grand is also required to render maximum assistance in determining the identity of the beneficial owner.

   Neither MGM Grand nor Mirage may make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. Since MGM Grand will neither sell the shares nor receive any proceeds from such sale, no approval of the Nevada Board or the Nevada Commission will be necessary for the sale of the shares by the selling stockholders.

   For a more detailed description of the various applicable Nevada gaming regulatory requirements applicable to both MGM Grand and Mirage, see "Item 1. Business-Hotels and Gaming-Nevada Government Regulation" in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and see "Item 1. Business - Regulation and Licensing - Nevada" in Mirage's Annual Report of Form 10-K for the fiscal year ended December 31, 1999.

Michigan Government Regulation and Taxation

   The Michigan Gaming Control and Revenue Act ("Michigan Act") subjects the ownership and operation of casino gaming facilities to extensive state licensing and regulatory requirements. The Michigan Act also authorizes local regulation of casino gaming facilities by Detroit, provided that any such local ordinances regulating casino gaming are consistent with the Michigan Act and rules promulgated to implement it.

   The Michigan Act creates the Michigan Gaming Control Board and authorizes it to grant casino licenses to not more than three applicants who have entered into development agreements with Detroit. The Michigan Board is granted extensive authority to conduct background investigations and determine the suitability of casino license applicants, affiliated companies, officers, directors, or managerial employees of applicants and affiliated companies and persons or entities holding a one percent or greater direct or indirect interest in an applicant or affiliated company. Institutional investors holding less than certain specified amounts of debt or equity securities are exempted from meeting the suitability requirements of the Michigan Act, provided such securities are issued by a publicly traded corporation, such as the company, and the securities were purchased for investment purposes only and not for the purpose of influencing or affecting the affairs of the issuer.

   The Michigan Act imposes the burden of proof on the applicant for a casino license to establish its suitability to receive and hold the license. The applicant must establish its suitability as to integrity, moral character and reputation, business probity, financial ability and experience, responsibility, and other criteria deemed appropriate by the Michigan Board. A casino license is valid for a period of one year and the Michigan Board may refuse to renew it upon a determination that the licensee no longer meets the requirements for licensure.

   The Michigan Board may, among other things, revoke, suspend or restrict a casino license. Substantial fines or forfeiture of assets for violations of gaming laws or rules may also be levied against a casino licensee. In the event that a casino license is revoked or suspended for more than 120 days, the Michigan Act provides for the appointment of a conservator who, among other things, is required to sell or otherwise transfer the assets of the casino licensee or former licensee to another person or entity who meets the requirements of the Michigan Act for licensure.

   The Michigan Board has adopted administrative rules, which became effective on June 23, 1998, to implement the terms of the Michigan Act. Among other things, the Rules impose more detailed substantive and procedural requirements with respect to casino licensing and operations. Included are requirements regarding such things as licensing investigations and hearings, record keeping and retention, contracting, reports to the Michigan Board internal control and accounting procedures, security and surveillance, extensions of credit to gaming patrons, conduct of gaming, and transfers of ownership interests in licensed casinos. The rules also establish numerous Michigan Board procedures regarding licensing, disciplinary and other hearings, and similar matters. The rules have the force of law and are binding on the Michigan Board as well as on applicants for or holders of casino licenses.

   The Detroit City Council enacted an ordinance entitled "Casino Gaming Authorization and Casino Development Agreement Certification and Compliance." The ordinance authorizes casino gaming only by operators who are licensed by the Michigan Board and are parties to a development agreement which has been approved and certified by the City Council and is currently in effect or are acting on behalf of such party. The development agreement between MGM Grand Detroit, LLC, the City and the City Economic Development Corporation has been so approved and certified and is currently in effect. The ordinance requires each casino operator to submit to the Mayor and to the City Council periodic reports regarding the operator's compliance with its development agreement or, in the event of non-compliance, reasons of non-compliance and an explanation of efforts to comply. The ordinance requires the Mayor to monitor each casino operator's compliance with its development agreement, to take appropriate enforcement action in the event of default and to notify the City Council of defaults and enforcement action taken and, if a development agreement is terminated, it requires the City Council to transmit notice of such action to the Michigan Board within 5 business days along with the City's request that the Michigan Board revoke the relevant operator's certificate of suitability or casino license.

   The Michigan Act effectively provides that each of the three casinos in Detroit shall pay a wagering tax equal to 18% of its adjusted gross receipts, to be paid 8.1% to Michigan and 9.9% to Detroit, an annual municipal services fee equal to the greater of $4 million or 1.25% of adjusted gross receipts of each casino to be paid to Detroit to defray its cost of hosting casinos and an annual assessment, as adjusted based upon a consumer price index, in the initial amount of approximately $8.3 million to be paid by each casino to Michigan to defray its regulatory enforcement and other casino-related costs. These are in addition to the taxes, fees, and assessments customarily paid by business entities situated in Detroit.

Australia Government Regulation

   The Northern Territory of Australia, like Nevada, has comprehensive laws and regulations governing the conduct of gaming. MGM Grand Australia's operations are subject to the Gaming Control Act of 1993 and regulations promulgated thereunder and to the licensing and general control of the Minister for Racing and Gaming. MGM Grand Australia Pty. Ltd. has entered into a casino operator's agreement with the Minister pursuant to which MGM Grand Australia was granted a license to conduct casino gaming on an exclusive basis through June 30, 2005 in the northern half of the Northern Territory (which includes Darwin, its largest city, where MGM Grand Australia is located). The license provides for good faith negotiations to reach agreement on an extension of the license. The license provides for a tax payable to the Northern Territory government on gross profits derived from gaming, including gaming devices. The license is not exclusive with respect to gaming devices, and the Minister may permit such devices to be placed in limited numbers in locations not operated by MGM Grand Australia. However, under the license, a portion of the operators' win on such gaming devices is to be offset against gaming tax otherwise payable by MGM Grand Australia.

   The license may be terminated if MGM Grand Australia breaches the casino operator's agreement or the Northern Territory law or fails to operate in accordance with the requirements of the license. The Northern Territory authorities have the right under the Northern Territory law, the casino operator's agreement and the license to monitor and approve virtually all aspects of the conduct of gaming by MGM Grand Australia.

   Additionally, under the terms of the license, the Minister has the right to approve the directors and corporate secretary of the company and its subsidiaries which own or operate MGM Grand Australia, as well as changes in the ownership or corporate structure of such subsidiaries. The company is required to file with the Northern Territory authorities copies of all documents required to be filed by the company or any of its subsidiaries with the Nevada gaming authorities. In the event of any person becoming the beneficial owner of 10% or more of the outstanding stock of the company, the Minister must be so notified and may investigate the suitability of such person. If the Minister determines such person to be unsuitable and following such determination such person remains the beneficial owner of 10% or more of the company's stock, that would constitute a default under the license.

New Jersey Government Regulation

   The ownership and operation of hotel/casino facilities and gaming activities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Casino Control Act and the regulations of the New Jersey Casino Control Commission and other applicable laws. In order to operate a hotel/casino property in New Jersey, MGM Grand Atlantic City, Inc. must obtain a license from the New Jersey Commission and obtain numerous other licenses, permits and approvals from other states as well as local governmental authorities. The New Jersey Act also established the New Jersey Division of Gaming Enforcement to investigate all license applications, enforce the provisions of the New Jersey Act and Regulations and prosecute all proceedings for violations of the New Jersey Act and Regulations before the New Jersey Commission.

   The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. The New Jersey Act and Regulations concern primarily the good character, honesty, integrity and financial stability of casino licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations; financial and accounting practices used in connection with casino operations; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; and distribution of alcoholic beverages.

   MGM Grand's wholly owned subsidiary MGM Grand Atlantic City, Inc. has applied to be licensed by the New Jersey Commission to operate a casino, and MGM Grand has applied to be approved as a qualified holding company. On July 24, 1996, MGM Grand and MGM Grand Atlantic City, Inc., and their then officers, directors, and 5% or greater shareholders were found suitable for licensing by the New Jersey Commission. On June 27, 1995, the New Jersey Commission found Mirage and its then officers, directors and 5% or greater stockholders suitable for licensing. These findings of suitability are subject to review and revision by the New Jersey Commission based upon a change in any material fact that is relevant to the findings. No approvals from the New Jersey Commission are necessary to consummate the Mirage merger.

   The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of said companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, lenders and underwriters of said companies are required to be qualified by the New Jersey Commission. However, with respect to a publicly traded holding company such as MGM Grand, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the New Jersey Division, if the New Jersey Commission determines that said persons or entities are not significantly involved in the activities of MGM Grand Atlantic City, Inc. and in the case of security holders, do not have the ability to control MGM Grand or elect one or more of its directors.

There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee's intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission.

   Notwithstanding this presumption of control, the New Jersey Act provides for a waiver of qualification for passive "institutional investors," as defined by the New Jersey Act, if the institutional investor purchased publicly traded securities for investment purposes only and where such securities constitute less than 10% of the equity securities of a casino licensee's holding or intermediary company or debt securities of a casino licensee's holding or intermediary company representing a percentage of the outstanding debt of such company not exceeding 20% or a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to a vote of the holders of outstanding voting securities. Additionally, a waiver of qualification may also be granted to institutional investors holding a higher percentage of securities of a casino licensee's holding or intermediary company upon a showing of good cause.

   The New Jersey Act requires the certificate of incorporation of a publicly traded holding company to provide that any securities of such corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act, such holder shall dispose of his interest in such company. Accordingly, MGM Grand amended its certificate of incorporation to provide that a holder of the company's securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, MGM Grand amended its certificate of incorporation to provide that MGM Grand may redeem the stock of any holder found to be disqualified.

   If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, not only must the disqualified holder dispose of such securities but in addition, commencing on the date the New Jersey Commission serves notice upon such a company of the determination of disqualification, it shall be unlawful for the disqualified holder to:

  .  receive any dividends or interest upon any such securities;

  . to exercise, directly or through any trustee or nominee, any right conferred by such securities; or

  . to receive any remuneration in any form from the licensee for services rendered or otherwise.

   If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, the New Jersey Commission shall take any necessary action to protect the public interest including the suspension or revocation of the casino license except that if the disqualified person is the holder of securities of a publicly traded holding company, the New Jersey Commission shall not take action against the casino license if:

  . the holding company has the corporate charter provisions concerning divestiture of securities by disqualified owners required by the New Jersey Act;

  . the holding company has made good faith efforts including the pursuit of legal remedies to comply with any order of the New Jersey Commission; and

  . the disqualified holder does not have the ability to control the company or elect one or more members of the company's board of directors.

   If, after licensure, the New Jersey Commission determines that MGM Grand Atlantic City, Inc. has violated the New Jersey Act or Regulations, or if any security holder of MGM Grand or MGM Grand Atlantic City, Inc. who is required to be qualified under the New Jersey Act is found to be disqualified but does not dispose of the securities, MGM Grand Atlantic City, Inc. could be subject to fines or its license could be suspended or revoked. If MGM Grand Atlantic City, Inc.'s license is revoked after issuance, the New Jersey Commission could appoint a conservator to operate and to dispose of any hotel/casino facilities of MGM Grand Atlantic City, Inc. Net proceeds of a sale by a conservator and net profits of operations by a conservator, at least up to an amount equal to a fair return on MGM Grand Atlantic City, Inc.'s investment which is reasonable for casinos or hotels, would be paid to MGM Grand.

   The New Jersey Act imposes an annual tax of eight percent on gross casino revenues, as defined in the New Jersey Act. In addition, casino licensees are required to invest one and one-quarter percent of gross casino revenues for the purchase of bonds to be issued by the Casino Reinvestment Development Authority or make other approved investments equal to that amount. In the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of two and one-half percent on gross casino revenues. The New Jersey Commission has established fees for the issuance or renewal of casino licenses and casino hotel alcoholic beverage licenses and an annual license fee on each slot machine.

   In addition to compliance with the New Jersey Act and Regulations relating to gaming, any property built in Atlantic City by MGM Grand Atlantic City, Inc. or any other subsidiary of MGM Grand must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations, and the operation of hotels.

Mississippi Government Regulation

   Following the completion of the Mirage merger, MGM Grand will conduct its Mississippi gaming operations through an indirect subsidiary, Beau Rivage Resorts, Inc., which owns and operates the Beau Rivage casino in the City of Biloxi, Mississippi. The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission.

   The Mississippi Gaming Control Act, which legalized dockside casino gaming in Mississippi, was enacted on June 29, 1990. Although not identical, the Mississippi Act is similar to the Nevada Gaming Control Act. Effective October 29, 1991, the Mississippi Gaming Commission adopted regulations in furtherance of the Mississippi Act which are also similar in many respects to the Nevada gaming regulations.

   The laws, regulations and supervisory procedures of Mississippi and the Mississippi Gaming Commission seek to:

  . prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity;

  .  establish and maintain responsible accounting practices and procedures;

  . maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Gaming Commission;

  .  prevent cheating and fraudulent practices;

  . provide a source of state and local revenues through taxation and licensing fees; and

  . ensure that gaming licensees, to the extent practicable, employ Mississippi residents.

   The regulations are subject to amendment and interpretation by the Mississippi Gaming Commission. Changes in Mississippi law or the regulations or the Mississippi Gaming Commission's interpretations thereof may limit or otherwise materially affect the types of gaming that may be conducted, and, following the completion of the Mirage merger, could have a material adverse effect on MGM Grand and its Mississippi gaming operations.

   The Mississippi Act provides for legalized dockside gaming at the discretion of the 14 counties that either border the Gulf Coast or the Mississippi River, but only if the voters in such counties have not voted to prohibit gaming in that county. As of May 1, 2000, dockside gaming was permissible in nine of the 14 eligible counties in the state and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters of the State of Mississippi lying south of the state in eligible counties along the Mississippi Gulf Coast. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses which may be issued in Mississippi. The legal age for gaming in Mississippi is 21.

   Beau Rivage Resorts and Beau Rivage Distribution Corp., a subsidiary of Beau Rivage Resorts, are subject to the licensing and regulatory control of the Mississippi Gaming Commission. Beau Rivage Resorts is licensed as a Mississippi gaming operator, and BRDC is licensed as a Mississippi distributor of gaming devices. Gaming licenses require the periodic payment of fees and taxes and are not transferable. Gaming licenses are issued for a maximum term of three years and must be renewed periodically thereafter. Beau Rivage Resorts received its Mississippi gaming license on June 20, 1996 and a renewal on June 21, 1998. BRDC received its Mississippi distributor's license on August 20, 1998. Both Beau Rivage Resorts and BRDC have applied to the Mississippi Gaming Commission for renewals of their respective licenses.

   MGM Grand has applied to the Mississippi Gaming Commission for registration under the Mississippi Act as a publicly-traded holding company of Beau Rivage Resorts and BRDC. As a registered publicly-traded holding company, MGM Grand will be subject to the licensing and regulatory control of the Mississippi Gaming Commission, and will be required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and furnish any other information which the Mississippi Gaming Commission may require. If MGM Grand is unable to satisfy the registration requirements of the Mississippi Act, MGM Grand and licensed subsidiaries thereof cannot own or operate gaming facilities in Mississippi. Beau Rivage Resorts and BRDC are also required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and the Mississippi State Tax Commission and to furnish any other information required thereby. No person may become a stockholder of or receive any percentage of profits from a licensed subsidiary of a holding company without first obtaining licenses and approvals from the Mississippi Gaming Commission.

   MGM Grand has filed applications with the Mississippi Gaming Commission to obtain the necessary regulatory approvals to consummate the Mirage merger. Although MGM Grand is not aware of any reason that it will not receive the requested regulatory approvals from the Mississippi Gaming Commission necessary to complete the Mirage merger, there can be no assurance that MGM Grand will receive such regulatory approvals on a timely basis or at all.

   Certain of MGM Grand's officers, directors and employees must be found suitable or be licensed by the Mississippi Gaming Commission. MGM Grand believes that it has applied for all necessary findings of suitability with respect to these persons, although the Mississippi Gaming Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with MGM Grand may be required to be found suitable, in which case those persons must pay the costs and fees associated with the investigation.

   At any time, the Mississippi Gaming Commission has the power to investigate and require a finding of suitability of any record or beneficial stockholders of a publicly-traded corporation registered with the Mississippi Gaming Commission, regardless of the percentage of ownership. Mississippi law requires any person who acquires more than 5% of the voting securities of a publicly-traded corporation registered with the Mississippi Gaming Commission to report the acquisition to the Mississippi Gaming Commission, and that person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10% of the voting securities of such a company, as reported to the Commission, must apply for a finding of suitability by the Mississippi Gaming Commission and must pay the costs and fees that the Mississippi Gaming Commission incurs in conducting the investigation. The Mississippi Gaming Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a registered public company's voting securities. However, the Mississippi Gaming Commission has adopted a policy that may permit institutional investors to own beneficially up to 15% of a registered public company's voting securities without a finding of suitability.

   Under certain circumstances, an "institutional investor," as defined by the Mississippi Gaming Commission's Policy on Findings of Suitability of Institutional Shareholders (adopted January 20, 2000), which acquires more than 10% but not more than 15% of a registered public company's voting securities, may apply to the Executive Director of the Mississippi Gaming Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered public company, any change in the registered public company's corporate charter, bylaws, management, policies or operations of the registered public company or any of its gaming affiliates, or any other action which the Mississippi Gaming Commission finds to be inconsistent with holding the registered public company's voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

  . voting, directly or indirectly through the delivery of a proxy furnished by the board of directors, on all matters voted upon by the holders of such voting securities;

  .  serving as a member of any committee of creditors or security holders;

  . nominating any candidate for election or appointment to the board of directors in connection with a debt restructuring;

  . accepting appointment or election (or having a representative accept appointment or election) as a member of the board of directors in connection with a debt restructuring and serving in that capacity until the conclusion of the member's term;

  . making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

  . such other activities as the Mississippi Gaming Commission may determine to be consistent with such investment intent.

   If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The Mississippi Gaming Commission may at any time dissolve, suspend, condition, limit or restrict a finding of suitability to own a registered public company's equity interests for any cause it deems reasonable.

   Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. Following MGM Grand's registration as a publicly-traded holding company of Beau Rivage Resorts and BRDC, any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of MGM Grand's securities beyond the time that the Mississippi Gaming Commission prescribes, may be guilty of a misdemeanor. MGM Grand will be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with MGM Grand, Beau Rivage Resorts or BRDC, MGM Grand:

  . pays the unsuitable person any dividend or other distribution upon the voting securities of the company;

  . recognizes the exercise, directly or indirectly, or any voting rights conferred by securities held by the unsuitable person;

  . pays the unsuitable person any remuneration in any form, except in limited and specific circumstances; or

  . fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

   Any holder of debt or equity securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with the investigation. A finding of suitability requires submission of detailed personal financial information followed by a thorough investigation. There can be no assurance that a person who is subject to a finding of suitability will be found suitable by the Mississippi Gaming Commission. The Mississippi Gaming Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Findings of suitability must be periodically renewed.

   Beau Rivage Resorts and BRDC must maintain in Mississippi a current ledger with respect to the ownership of their equity securities and, following the completion of the Mirage merger, MGM Grand must maintain in Mississippi a current list of its stockholders which must reflect the record ownership of each outstanding share of any equity security issued by MGM Grand. The ledger and stockholder lists must be available for inspection by the Mississippi Gaming Commission at any time. If, following the completion of the Mirage merger, any of MGM Grand's securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make that disclosure may be grounds for finding the record holder unsuitable. MGM Grand must also render maximum assistance following the completion of the Mirage merger in determining the identity of the beneficial owner.

   The Mississippi Act requires that the certificates representing securities of a registered publicly-traded corporation bear a legend to the general effect that the securities are subject to the Mississippi Act and the regulations of the Mississippi Gaming Commission. MGM Grand has applied to the Mississippi Gaming Commission for a waiver of this legend requirement. Following MGM Grand's registration as a publicly-traded holding company of Beau Rivage Resorts and BRDC, the Mississippi Gaming Commission has the power to impose additional restrictions on MGM Grand and the holders of MGM Grand's securities at any time.

   Substantially all loans, leases, sales of securities and similar financing transactions by a licensed gaming subsidiary must be reported to or approved by the Mississippi Gaming Commission. A licensed gaming subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities if it obtains the prior approval of the Mississippi Gaming Commission. Following its registration as a publicly-traded holding company of Beau Rivage Resorts and BRDC, MGM Grand may not make a public offering of its securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. The approval, if given, does not constitute a recommendation or approval of the accuracy or adequacy of the prospectus or the investment merits of the securities subject to the offering. MGM Grand has applied to the Mississippi Gaming Commission for a waiver of the prior approval requirement for MGM Grand's securities offerings for a period of two years, subject to certain conditions. The waiver, if granted, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Executive Director of the Mississippi Gaming Commission.

   Under the regulations of the Mississippi Gaming Commission, Beau Rivage Resorts and BRDC may not guarantee a security issued by MGM Grand pursuant to a public offering, or pledge their assets to secure payment or performance of the obligations evidenced by such a security issued by MGM Grand, without the prior approval of the Mississippi Gaming Commission. Similarly, MGM Grand may not pledge the stock or other ownership interests of Beau Rivage Resorts or BRDC, nor may the pledgee of such ownership interests foreclose on such a pledge, without the prior approval of the Mississippi Gaming Commission. Moreover, restrictions on the transfer of an equity security issued by Beau Rivage Resorts or BRDC and agreements not to encumber such securities granted by MGM Grand are ineffective without the prior approval of the Mississippi Gaming Commission. The waiver of the prior approval requirement for MGM Grand's securities offerings for which MGM Grand has applied to the Mississippi Gaming Commission includes a waiver of the prior approval requirement for such guarantees, pledges and restrictions of Beau Rivage Resorts and BRDC, subject to certain conditions.

   Following MGM Grand's registration as a publicly-traded holding company of Beau Rivage Resorts and BRDC, neither MGM Grand nor Beau Rivage Resorts may engage in gaming activities in Mississippi while MGM Grand, Beau Rivage Resorts and/or persons found suitable to be associated with the gaming license of Beau Rivage Resorts conduct gaming operations outside of Mississippi without approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may require means for it to have access to information concerning MGM Grand's and its affiliates' out-of-state gaming operations. Gaming operations in Nevada were approved when Beau Rivage Resorts was first licensed in Mississippi. MGM Grand has applied to the Mississippi Gaming Commission for waivers of foreign gaming approval following the completion of the Mirage merger for the conduct of gaming operations in Michigan, New Jersey, Northern Territory (Australia), Mpumalanga Province (Republic of South Africa) and Gauteng Province (Republic of South Africa), and may be required to obtain the approval or a waiver of such approval from the Mississippi Gaming Commission before engaging in any additional future gaming operations outside of Mississippi.

   The Mississippi Gaming Commission adopted a regulation in 1994 requiring as a condition of licensure or license renewal that a gaming establishment's plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which will amount to at least 25% of the casino cost. Infrastructure facilities are defined in the regulation to include a hotel with at least 250 rooms, theme park, golf course and other similar facilities. With the opening of its resort hotel and other amenities, Beau Rivage Resorts is in compliance with this requirement. On January 21, 1999, the Mississippi Gaming Commission adopted an amendment to this regulation which increased the infrastructure requirement to 100% from the existing 25%; however, the regulation grandfathers existing licensees and applies only to new casino projects and casinos that are not operating at the time of acquisition or purchase, and would therefore not apply to Beau Rivage Resorts. In any event, the Beau Rivage would comply with such requirement.

   For a more detailed description of the various Mississippi gaming regulatory requirements applicable to both MGM Grand and Mirage, see "Item 1. Business-- Regulation and Licensing-Mississippi" in Mirage's Annual Report on Form 10-K, for the fiscal year ended December 31, 1999.

                          DESCRIPTION OF COMMON STOCK

   Our authorized capital stock consists of 300 million shares of common stock. As of April 25, 2000, there were 158,353,886 shares of common stock outstanding. Holders of the common stock are entitled to dividends when and as declared by our board of directors. Holders have one vote per share and the right to the net assets in liquidation after payment of any amounts due to creditors. Holders are not liable for further calls or assessments by us. There are no sinking fund or redemption provisions relating to the common stock. The common stock has noncumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect 100% of the directors if they choose to do so.

   Our certificate of incorporation provides that if and when we shall become, and so long as we shall remain, a publicly traded holding company as defined in the New Jersey Casino Control Act, all of our securities shall be held subject to the condition that if a holder thereof is disqualified by the New Jersey Casino Control Commission, such disqualified holder shall dispose of his interest in the securities, including common stock within 120 days, or such other time period required by the New Jersey Commission, following our receipt of notice of such disqualified holder. Promptly after the notice date, we are required to deliver a copy of such written notice to the disqualified holder by personal delivery, mail or any other reasonable means.

   Our certificate of incorporation also provides that so long as we hold, directly or indirectly, a license or franchise from a governmental agency to conduct our business, which license or franchise is conditioned upon some or all of the holders of the common stock possessing prescribed qualifications, any and all shares of the common stock shall be subject to redemption by us, at our sole option and in our sole discretion, to the extent necessary to prevent the loss of such license or franchise or to reinstate it. Any shares of the common stock redeemable pursuant to such provision may be called for redemption immediately for cash, property or rights, including our securities or securities of another corporation, on not less than five days notice to the disqualified holder at a redemption price equal to the average closing price of such stock on a national securities exchange for the 45 trading days immediately preceding the date of the redemption notice; or if the stock is not so traded, then the average of the high and low closing bid price of the stock as quoted by the National Association of Securities Dealers Automated Quotation system for such 45 trading day period; or if such stock is not so quoted, the redemption price shall be determined in good faith by the board of directors.

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC, 400 S. Hope Street, Los Angeles, California 90071.

                              PLAN OF DISTRIBUTION

   In connection with the Mirage merger, we sold the 46.5 million shares of our common stock covered by this prospectus in a private placement. The private placement agreement requires that we register the possible resale of these shares under applicable securities laws. Therefore, we have prepared and filed this prospectus. However, we do not know when or whether any or all of the these shares may be sold. The principal purchasers in the private placement are set forth in Appendix I to this prospectus. We will not receive any proceeds from the sale of shares included in this prospectus. We will pay all fees and expenses incurred in connection with the preparation and filing of this registration statement, other than (a) underwriting discounts and commissions and transfer taxes, if any, attributable to these shares and (b) all fees and expenses of the selling stockholders' counsel. We have agreed to maintain the effectiveness of this registration statement until April 18, 2002.

   The selling stockholders may sell the shares covered by this prospectus in one or more of the following transactions:

  .  on the New York Stock Exchange,

  .  in the over-the-counter market,

  .  in privately-negotiated transactions, or

  .  in a combination of such methods of sale.

   The selling stockholders may sell their shares at:

  .  market prices prevailing at the time of the sale,

  .  negotiated prices; or

  .  fixed prices.

   The selling stockholders may offer their shares of our common stock in any manner permitted by law, including to or through underwriters, brokers, dealers or agents and directly to one or more purchasers. Sales of the shares of our common stock may involve:

  . sales to underwriters who will acquire the shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale;

  . block transactions in which the broker or dealer engaged will attempt to sell the shares of our common stock as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

  . an exchange distribution in accordance with the rules of any such exchange; or

  . ordinary brokerage transactions and transactions in which a broker solicits purchasers.

   The selling stockholders and any broker or dealer that participates in the distribution of shares of our common stock may be deemed to be "underwriters" as that term is defined in Section 2(11) of the Securities Act. Any commissions received by such broker or dealer and profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act. In addition, such a determination may subject them to the prospectus delivery requirements of the Securities Act.

   The selling stockholders may from time to time pledge the common stock owned by them to secure margin or other loans made to one or more of the selling stockholders. Thus, the person or entity receiving the pledge of any of the shares of common stock may sell them, in a foreclosure sale or otherwise, in the same manner as described above for the selling stockholders.

   Any selling stockholder who is an affiliate also may sell all or a portion of its shares covered by this prospectus in open market transactions in reliance on Rule 144 under the Securities Act, provided that the selling stockholder meets the criteria and conforms to the requirements of such rule.

   We have not been advised of any selling arrangement at the date of this prospectus between any selling stockholder and any broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

   We have agreed to indemnify the selling stockholders for certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

   Certain legal matters in connection with the validity of the shares of common stock to which this prospectus relates will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Terry N. Christensen, a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, is a member of our board of directors, and he and other attorneys in that firm beneficially owned an aggregate of 11,500 shares of our common stock as of April 25, 2000.

                                    EXPERTS

   The audited consolidated financial statements and schedule of MGM Grand, Inc. incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the consolidated financial statements.

   The audited consolidated financial statements and schedule of Mirage Resorts, Incorporated incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the consolidated financial statements.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes or incorporates by reference "forward-looking statements" that are subject to risks and uncertainties. In portions of this prospectus or the documents incorporated by reference, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus, including, without limitation, those set forth under "Risk Factors," beginning on page 3, as well as the following factors:

  .  completion of the Mirage merger;

  .  development and construction activities;

  .  dependence on existing management;

  . leverage and debt service, including sensitivity to fluctuations in interest rates;

  . domestic or global economic conditions, including sensitivity to fluctuations in foreign currencies;

  .  competition and changes in customer demand;

  . ability to achieve certain cost savings, asset sales and revenue enhancements;

  . challenges imposed by the Mirage merger and integration of Mirage's hotel/casino properties into our operations;

  . changes or uncertainties in federal or state tax laws or the administration of such laws;

  . changes or uncertainties in gaming laws or regulations, including legalization of gaming in certain jurisdictions; and

  . any requirement to apply for licenses and approvals under applicable laws, including gaming laws, on our part or on the part of our suppliers.

   All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated herein are made only as of the date of this prospectus supplement, or as of the date of the documents incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   Each of MGM Grand and Mirage files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, at prescribed rates, any document MGM Grand or Mirage files at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information filed by MGM Grand or Mirage at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also read reports, proxy statements and other information relating to Mirage at the offices of the Pacific Exchange at 310 Pine Street, San Francisco, California 94104.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The Commission allows us to "incorporate by reference" information filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information filed later by MGM Grand or Mirage with the Commission will automatically update and supersede this information.

   We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  .  Our Form 10-K/A filed with the Commission on May 5, 2000;

  .  Our Quarterly Report on Form 10-Q for the period ended March 31, 2000;

  . Our Current Reports on Form 8-K dated February 23, 2000, February 28, 2000, March 6, 2000, April 11, 2000, May 17, 2000 and May 18, 2000;

  . Mirage Resorts, Incorporated Annual Report on Form 10-K for the year ended December 31, 1999;

  . Mirage Resorts, Incorporated Proxy Statement filed with the Commission on February 23, 2000;

  . Mirage Resorts, Incorporated Registration Statement on Form 8-A12B filed with the Commission on March 10, 2000;

  . Mirage Resorts, Incorporated Preliminary Proxy Statement filed with the Commission of March 24, 2000;

  . Mirage Reports, Incorporated Amended Registration Statement on Form 8-A12B/A filed with the Commission on April 7, 2000;

  . Mirage Resorts, Incorporated Amended Preliminary Proxy Statement filed with the Commission on April 25, 2000;

  . Mirage Resorts, Incorporated Quarterly Report on Form 10-Q for the period ended March 31, 2000;

  . Mirage Resorts, Incorporated Definitive Proxy Statement filed with the Commission on May 5, 2000; and

  . Mirage Resorts, Incorporated Soliciting Material filed with the Commission on May 16, 2000.

   All documents and reports filed by MGM Grand or Mirage pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and on or prior to the termination of the offering of the offered securities made by this prospectus are deemed to be incorporated by reference in this prospectus from the date of filing of such documents or reports, except as to any portion of any future annual or quarterly reports or proxy statements which is not deemed to be filed under those sections. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that any statement contained herein in any prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supercedes such statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

   Any person receiving a copy of this prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Scott Langsner, Secretary, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109; telephone number: (702) 891-3333. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

                                   APPENDIX I

   The following table provides information regarding the shares of the our common stock beneficially owned, as of April 25, 2000, by participants in our
46.5 million share private placement. Except as disclosed in the prospectus to which this appendix is attached, none of the participants, has, or within the past three years has had, any position, office or other material relationship with us. Information about the participants may change over time. We cannot estimate the number of shares of common stock that will be held by a participant upon the termination of the offering since it is possible that it may not sell any of the shares covered by this prospectus or may acquire or dispose of shares of our common stock not included in this prospectus. See "Plan of Distribution."

   The following table was prepared based on the information supplied to us by the entities named in the table.

                           Ownership of Common                      Ownership of Common
                           Stock Prior to the                         Stock After the
                                Offering                                 Offering
                         -------------------------- Number of     --------------------------
                                                      Shares                     Percentage
    Name of Selling      Number of      Percentage   Offered      Number of          of
      Stockholder        Shares(1)     Ownership(2)   Hereby      Shares(1)     Ownership(2)
    ---------------      ---------     ------------ ----------    ----------    ------------
Alliance Capital
 Management L.P.(3).....  4,390,800         2.8%     4,000,000       390,800           *
Centurion Investment
 Group L.P.(3)..........  2,172,600         1.4%     2,000,000       172,600           *
Growth Fund of America,
 Inc, ..................  4,855,300         3.1%     4,058,500       796,800           *
Legg Mason Value Trust,
 Inc. ..................  6,154,840         3.9%     3,000,000     3,154,840           2%
New Economy Fund........  3,000,000         1.9%     2,788,500       211,500           *
New Perspective Fund,
 Inc. ..................  3,800,000         2.4%     3,153,000       647,000           *
T. Rowe Price(3)........  3,000,000         1.9%     3,000,000             0           0
Tracinda Corporation.... 91,221,432(4)     57.6%    23,000,000(4) 68,221,432(4)     43.1%
Other Private Placement
 Participants...........  1,948,400         (5)      1,500,000       484,400           *

--------
 *  less than 1%

(1) The number of shares shown includes shares over which the participant named has either sole or shared voting and/or investment power.

(2) Based upon 158,353,886 shares of common stock outstanding as of April 25, 2000, net of treasury shares.

(3)  As advisor for various investment companies and/or institutional clients.

(4) Does not include 3,788,812 shares held directly by Kirk Kerkorian, Tracinda's sole stockholder. Tracinda is our principal stockholder, and Mr. Kerkorian is a member of our Board of Directors. See "The Company-- Recent Developments."

(5) Each of the participants hold less than 1% of the outstanding shares of our common stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               46,500,000 shares

                              [LOGO APPEARS HERE]

                                  COMMON STOCK

                          --------------------------

                                   PROSPECTUS

                                        , 2000

                          --------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   All expenses, other than the Commission's registration fee, are estimated.

   Commission registration fee........................................ $399,354
   Printing and shipping expenses.....................................   75,000
   Accountants' fees and expenses.....................................   15,000
   Legal fees and expenses............................................   50,000
   Miscellaneous......................................................   60,646
                                                                       --------
     Total............................................................ $600,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding, other than an action, suit or proceeding in the name of the corporation, in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of the liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

   Article II, Section 12 of the Bylaws of MGM Grand provides for indemnification of persons to the extent permitted by the Delaware General Corporation Law.

   In accordance with Section 102(b)(7) of the Delaware Law, the Certificate of Incorporation, as amended, of MGM Grand limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to MGM Grand or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to MGM Grand or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws.

   MGM Grand carries directors and officers liability insurance policies which are maintained in effect on a yearly basis.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling MGM Grand pursuant to the foregoing provisions, MGM Grand has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

 *5   Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro,
      LLP.
 23.1 Consent of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
      (set forth as part of Exhibit 5).
 23.2 Consent of Arthur Andersen LLP.
 23.3 Consent of Arthur Andersen LLP.
 24   Power of Attorney (see signature page).

--------
* To be filed by amendment.

Item 17. Undertakings

  (a)  MGM Grand hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by MGM Grand pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) MGM Grand hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of MGM Grand's annual report on Form 10-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MGM Grand pursuant to the foregoing provisions, or otherwise, MGM Grand has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MGM Grand of expenses incurred or paid by a director, officer or controlling person of MGM Grand in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MGM Grand will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication for such issue.

     (i)  The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     (3) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, MGM Grand, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada on May 17, 2000.

                                          MGM GRAND, INC.

                                          By     /s/ James J. Murren
                                          _____________________________________
                                                     James J. Murren
                                              President and Chief Financial
                                                         Officer

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James Murren and Scott Langsner their true and lawful attorneys-in-fact and agents, each with full power and substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional Registration Statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitution or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
      /s/ J. Terrence Lanni          Chairman of the Board            May 17, 2000
____________________________________
          J. Terrence Lanni

       /s/ John T. Redmond           Co-Chief Executive Officer       May 17, 2000
____________________________________ and Director (Principal
           John T. Redmond           Executive Officer)

        /s/ Daniel M. Wade           Co-Chief Executive Officer       May 17, 2000
____________________________________ and Director (Principal
           Daniel M. Wade            Executive Officer)

       /s/ James J. Murren           President, Chief Financial       May 17, 2000
____________________________________ Officer and Director
          James J. Murren            (Principal Financial and
                                     Accounting Officer)

       /s/ James D. Aljian           Director                         May 17, 2000
____________________________________
           James D. Aljian

             Signature                           Title                    Date
             ---------                           -----                    ----
         /s/ Fred Benninger          Director                         May 17, 2000
____________________________________
             Fred Benninger

    /s/ Terry N. Christensen         Director                         May 18, 2000
____________________________________
        Terry N. Christensen

       /s/ Glenn A. Cramer           Director                         May 17, 2000
____________________________________
           Glenn A. Cramer

       /s/ Willie D. Davis           Director                         May 17, 2000
____________________________________
           Willie D. Davis

____________________________________ Director                         May   , 2000
       Alexander M. Haig, Jr.

____________________________________ Director                         May   , 2000
           Kirk Kerkorian

       /s/ Walter M. Sharp           Director                         May 17, 2000
____________________________________
           Walter M. Sharp

        /s/ Alex Yemenidjian         Director                         May 17, 2000
____________________________________
            Alex Yemenidjian

____________________________________ Director                         May   , 2000
           Jerome B. York